FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

Item
1	Letter to the Buenos Aires Stock Exchange and the National Securities Commission of Argentina dated February 24, 2006, regarding the Financial Statements as of December 31, 2005.

Item 1

Buenos Aires, February 24, 2006

Messrs.

Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Comisión Nacional de Valores [National Securities Commission of Argentina]

Ref.: Financial Statements as of December 31, 2005

1.	Please find attached the results for the year ending December 31, 2005, which have not been approved by the Board of Directors of the Company. Herein below you will find the relevant information related to the consolidated YPF Financial Statements. This information is subject to paragraph 2.a and 3:

Profit (Millions of Pesos –)

(Prevailing exchange rate Ps. 3.085 = US$ 1)

Operating Profit	9,162

Net Profit from continuing operations before income tax	8,747
Income Tax	(3,410)

Net profit for the year	5,337

2.	Also, it should be considered that during the year ended December 31, 2005, the following facts have taken place:

a.	YPF SA on 26 January 2006 announced that, in establishing the amount of proved oil and gas reserves (as defined by the U.S. Securities and Exchange Commission) to be booked at 31 December 2005, the company has estimated a downward revision of 509 million barrels of oil equivalent (boe) with respect to previous evaluations. As announced in the official notice relating to this reserves revision, the Audit and Control Committee has hired the independent law firm, King & Spalding, to conduct an independent review of the circumstances relating to the measure. The implementation effects about the Committee recommendations are going to be analyzed by de Board of Directors as soon as they are being notified about them. In addition, it’s important to mention that the Exploration & Production assets book value recorded, under the historic cost method, does not exceed it’s fair value (according to the discounted cash flow method); therefore, the reserves decrease adjustment does not affect the recovery of those assets.

b.	Investments on Fixed Assets (mainly in Exploration & Production areas and Refining & Marketing in Argentina) rose to Ps 3,734 million, exceeding the Ps 2,867 million invested in the year 2004. Moreover, in the year 2005 it was invested Ps. 206 million in the upgrade of the North Natural Gas Pipeline System.

c.	YPF S.A. exports amounted to Ps. 2,875 million before hydrocarbon export withholdings, which represents an increase of 5% in relation with the past year.

d.	Taxes, contributions and royalties paid to National Government and provinces amounted to Ps 11,391 million.

e.	YPF and Energía Argentina S.A (ENARSA), on 12 January 2006, signed two agreements for the exploration and development of oil and gas at the Argentine continental rig. The first of these strategic agreement covers a period of ten years, this agreement embraces all the areas and/or blocks 100% owned by YPF or ENARSA, located offshore from Argentina in three zones of interest on the continental shelf (stretching from the Uruguay border to the Malvinas Islands), the Gulf of San Jorge and the Austral Basin. It is stated in the agreement that YPF and ENARSA are prepared to collaborate in the exploration and eventual development of the Argentine continental rig. The second agreement establishes the creation of a consortium between ENARSA, YPF and other international companies to carry out oil and gas exploration and development activities in the Colorado Marine Basin, located in Argentinean waters. YPF will be operator of this area, with a 35% stake, accompanied by ENARSA (35%), and seconded by Petrobras (25%) and Petrouruguay (5%). Under this contract, ENARSA will contribute 2 areas, while YPF and Petrouruguay supply the rest. The agreement stipulates that YPF and the other international companies will fully cover the investment required for the exploration stage, estimated at between $40 and $100 million.

f.	Recently, it was approved an investment of $30 million in the construction of a plant in Ensenada (Argentina) for the production of some 100,000 tons of Bio-diesel per year, using cutting-edge technology. Building is due to begin in 2006. This new product is developed via a suitable combination of traditional gasoil and the energy value obtained from vegetable oils (such as soy, rapeseed and sunflower oil, etc).

3.	This presentation contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewable businesses. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorization of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. For a further discussion of the factors that could affect our future results, see “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended December 31st, 2004 on file with the US Securities Exchange Commission. In particular, this announcement also contains statements regarding revisions to previous estimates of the proved oil and gas reserves of YPF and the estimated financial impact of these revisions. These revisions are being made in connection with the estimation of proved reserves at December 31, 2005. In addition, the audit committee of Repsol YPF is conducting an independent review of the circumstances regarding these revisions. The estimation of proved reserves involves complex judgments, including judgments about expected economic, technical and other operating conditions, and are subject to a variety of factors, many of which are beyond YPF´s control. These factors include but are not limited to changes in oil and gas prices, geological and operating data derived from exploration and production activities, technological developments, budgeting, investment and other financial decisions that we and other oil and gas companies may make, political events generally, changes in the applicable political, legal, regulatory and tax environments in which we operate, environmental risks, project delay or advancement, and technical factors associated with the exploration and production of hydrocarbons. In addition, the statements contained in this announcement or prior dates may be revised in light of the results of the independent review being conducted by the audit committee. Cautionary Note to US Investors: The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.

Sincerely tours,

by YPF S.A.

Carlos A. Olivieri
Economic-Financial Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: February 28, 2006	By:	/s/ Carlos Olivieri
	Name:	Carlos Olivieri
	Title:	Chief Financial Officer